EXHIBIT 12.1

STATION CASINOS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN THOUSANDS)

	Fiscal Year Ended
	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05

Fixed Charges
Interest Expense	$92,902	$98,985	$95,039	$78,266	$83,551
Capitalized Interest	10,918	2,065	3,496	6,968	22,287
Amortization of Debt Cost	6,376	4,082	3,156	2,945	3,262
Interest Portion of Rentals	3,153	3,435	3,655	3,722	3,362
Total Fixed Charges	$113,349	$108,567	$105,346	$91,901	$112,462
Interest Portion of Rentals
Rentals	$9,556	$10,408	$11,076	$11,278	$10,187
Times 33%	3,153	3,435	3,655	3,722	3,362

Earnings
Pretax Income from Continuing Operations	$30,463	$49,756	$68,177	$105,229	$256,228
Fixed Charges	113,349	108,567	105,346	91,901	112,462
Less: Capitalized Interest	(10,918)	(2,065)	(3,496)	(6,968)	(22,287)
Total Earnings	$132,894	$156,258	$170,027	$190,162	$346,403

Ratio of Earnings to Fixed Charges	1.17	1.44	1.61	2.07	3.08